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Via EDGAR

April 4, 2025

Ta Tanisha Meadows and Adam Phippen

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Golden Heaven Group Holdings Ltd.

Form 20-F for the Fiscal Year Ended September 30, 2024

File No. 1-41675

Dear Ms. Meadows and Mr. Littlepage:

On behalf of our client, Golden Heaven Group Holdings Ltd. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 21, 2025 (the “Staff’s Letter”) regarding the Company’s Form 20-F for the Fiscal Year Ended September 30, 2024 (the “Form 20-F”). Contemporaneously, we are filing an Amendment No. 1 to the Form 20-F via EDGAR (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amended Form 20-F, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form 20-F for the Fiscal Year Ended September 30, 2024

Item 15. Controls and Procedures, page 95

1.	Please include a statement as to whether or not internal control over financial reporting is effective. Refer to Item 15(b)(3) of Form 20-F. In addition, remove the disclosure on page 96 that you are not required to include management’s assessment regarding internal control over financial reporting. Refer to Instruction 1 of the Instructions to Item 15 of Form 20-F.

Response: The Company respectfully advises the Staff that the Company filed Amendment No. 1 for the purposes of amending the disclosure set forth in Item 15 regarding management’s assessment regarding internal control over financial reporting.

Principal    Robert CALDWELL    Roy CHOI    Michael FUNG    Lewis HO    Jeffrey KUNG    Lynia LAU    Wallace LAU    Alfred LEE    JC LEE    Terence WONG

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For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Consolidated Statements of Cash Flows, page F-6

2.	Reference is made to Notes 3 and 4. Please tell us how prepayments of projects are presented in this statement and your basis therefor. In doing so, tell us your consideration of presenting this activity as investing including your consideration of ASC 230-10-45-13c. Finally, please tell us how you account for these prepayments when the related amusement park opens. Explain how the accounting when open was considered in your cash flow classification of the prepayments.

Response: The Company respectfully advises the Staff that, although the prepayments are related to contracts for building amusement parks and purchases of relevant equipment, Company management considers such agreements to be open contracts, and the specification and requirement can be changed or even canceled. Hence the Company classified prepayments of projects under operating cash flow before converting such prepayments into long term assets.

Consolidated Financial Statements

14. Income Tax, page F-17

3.	Reference is made to the first and second tables on page F-19. Please tell us how you computed the PRC current tax provision and tell us how its reflected in the reconciliation in the second table. Tell us if the PRC financial reporting year matches the PRC tax year and if not, how you considered this in determining your financial reporting income tax provision. In addition, reference is made to the last table on page F-19. Please tell us how you determined that you have a net operating loss for which a deferred tax asset and offsetting valuation allowance were recorded. In this regard, we note that you had PRC profit before income taxes in all of the periods presented.

Response: The Company respectfully advises the Staff that the amount of $2,119,225 in Table 1 represents the total income tax expense that should be recognized during the audit period for all companies.

Income Tax Summary
Changde	4,704,695.79
Mangshi
Qujing	752,227.37
Tongling	3,661,246.82
Yuxi	5,115,910.62
Nanping
Yueyang	823,224.78
Jinsheng Cayman
Jinsheng HK
Jinsheng BVI
CNY Total	15,057,305.38
USD Total	2,119,224.98

The $80,668 in the second table represents the income tax expense calculated based on Jinsheng’s book profit for the year. The difference between this amount and the tax basis in Table 1 is treated as current-period tax adjustments.

$2,038,557 primarily consists of:

●	DTA tax losses not recognised for Cayman, BVI and HK: $884,105

●	Tax adjustments by Chinese tax authorities: $182,103

Tax adjustments Summary
Changde	21,080.00
Mangshi
Qujing	6,880.02
Tongling	7,230.00
Yuxi	44,145.88
Nanping
Yueyang	5,096,117.66
CNY Total	5,175,453.56
USD Total	728,413.89
Tax rate	25%
USD Total	182,103.47

eg. Changde-Tax adjustments-business entertainment expenses

1. Operating income for the period CNY 34,889,692.60

2. Credit limit (A)=CNY 34,889,692.60×0.5%=CNY 174,448.46

3. Actual amount of business entertainment expenses for the period CNY 52,700.00

4. Deduction limit (B)=CNY 52,700.00×60%=CNY 31,620.00

Adjustment of business entertainment expenses: CNY 52,700.00-lower of (A) and (B) CNY 31,620.00= CNY 21,080.00

Prior-year tax adjustments from the 2024 final settlement (October 2023 to December 2023): $189,232

Deferred tax on unrecognized domestic company losses: $783,114.

●	Mangshi (ceased operations, loss impact): $114,787

●	Nanping (operating loss recognized): $6,137

●	Yueyang (operating loss): $602,190.69

The fiscal year (Oct 1, 2023 – Sep 30, 2024) differs from the Chinese tax year (Jan 1, 2024 – Dec 31, 2024). However, in China, taxes are typically filed monthly or quarterly, so the discrepancy in reporting periods does not lead to differences in tax obligations. We follow standard tax filing procedures for declarations.

In China, tax filings for each subsidiary are managed by local tax authorities, and the tax matters of each subsidiary are independent of one another. The pre-tax profit you observed is the consolidated profit of all subsidiaries, but this figure does not directly correlate with the current tax liabilities of individual subsidiaries. The recognition of net operating losses is also solely based on the respective subsidiary’s profitability and local tax regulations. The details of net operating losses details are as follows:

Net operating losses Summary
Mangshi	3,262,293
Nanping	1,879,647
Yueyang	23,033,843
CNY Total	28,175,783
USD Total	3,965,572
Jinsheng Cayman	3,516,375
Jinsheng HK	35
Jinsheng BVI	31
USD Total	7,482,013

15. Equity, page F-19

4.	Please revise the shares and per share prices to reflect the reverse stock split.

Response: The Company respectfully advises the Staff that the Company filed an Amendment No. 1 for purposes of amending the disclosure on page F-19 regarding shares and per share prices to reflect the reverse stock split.

Exhibits

5.	Please also provide your principal financial officer’s certification. See Instruction 12 to the Instructions as to Exhibits of Form 20-F and Rules 13a-14(a) and 15d-14(a) of the Exchange Act of 1934.

Response: The Company has filed the principal financial officer’s certifications as exhibits to the Amendment No. 1.

Please contact me at (852) 3923 1187, Alex Weniger-Araujo at (212) 407 4063 or Benjamin Yao at (852) 3923 1154 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s Henry Yin
Henry Yin

cc: Jin Xu, Chief Executive Officer, Golden Heaven Group Holdings Ltd.